EXHIBIT 99.1
Nuvei Announces Fourth Quarter and Fiscal 2023 Results

Nuvei reports in U.S. dollars and in accordance with International Financial Reporting Standards (“IFRS”)
MONTREAL, March 5, 2024 – Nuvei Corporation (“Nuvei” or the “Company”) (Nasdaq: NVEI) (TSX: NVEI), the Canadian fintech company, today reported its financial results for the three months and year ended December 31, 2023. The Company’s results are also included in a quarterly shareholder letter which can be found in the “Events and presentations” and “Financial information” sections of the Company’s Investor Relations website at https://investors.nuvei.com.
Financial Highlights for the Three Months Ended December 31, 2023
•Total volume(a) increased by 53% to $61.8 billion from $40.3 billion;
◦Organic total volume growth at constant currency(a) was 19% with Organic total volume at constant currency(a) increasing to $47.9 billion from $40.3 billion;
•Revenue increased 46% to $321.5 million from $220.3 million;
◦Revenue growth at constant currency(b) was 44% with Revenue at constant currency(b) increasing to $316.6 million from $220.3 million;
◦Organic revenue growth at constant currency(b) was 7% with Organic revenue at constant currency(b) increasing to $235.3 million from $220.3 million;
•Net income increased by 51% to $14.1 million from net income of $9.4 million;
•Net income margin increased to 4.4% from 4.2% and increased sequentially from a net loss margin of 5.9% in the three months ended September 30, 2023;
•Adjusted EBITDA(b) increased by 40% to $120.1 million from $85.7 million;
•Adjusted EBITDA margin(b) decreased to 37.3% from 38.9% and increased sequentially from 36.3% in the three months ended September 30, 2023;
•Adjusted net income(b) increased by 1% to $68.6 million from $68.0 million;
•Net income per diluted share increased by 39% to $0.08 from $0.06;
•Adjusted net income per diluted share(b) was unchanged at $0.47; and,
•Adjusted EBITDA less capital expenditures(b) increased by 48% to $105.2 million from $71.2 million.

Financial Highlights for the Year Ended December 31, 2023
•Total volume(a) increased by 59% to $203.0 billion from $127.7 billion;
◦Organic total volume growth at constant currency(a) was 23% with Organic total volume at constant currency(a) increasing to $156.5 billion from $127.7 billion;
•Revenue increased 41% to $1,189.9 million from $843.3 million;
◦Revenue growth at constant currency(b) was 41% with Revenue at constant currency(b) increasing to $1,186.5 million from $843.3 million;
◦Organic revenue growth at constant currency(b) was 9% with Organic revenue at constant currency(b) increasing to $922.0 million from $843.3 million;
•Net loss was $0.7 million compared to net income of $62.0 million;
◦Results include an increase in net finance cost of $102.9 million mainly related to amounts drawn under the Company’s credit facilities;
•Net loss margin was 0.1% compared to a net income margin of 7.3%;
•Adjusted EBITDA(b) increased by 24% to $437.3 million from $351.3 million;
•Adjusted EBITDA margin(b) has decreased to 36.8% from 41.7%;
•Adjusted net income(b) decreased by 10% to $247.9 million from $274.2 million;
•Net loss per share was $0.06 compared to net income per diluted share of $0.39;
•Adjusted net income per diluted share(b) decreased by 9% to $1.69 from $1.86;
•Adjusted EBITDA less capital expenditures(b) increased by 26% to $382.3 million from $303.0 million;
•Share repurchases totaled 1,350,000 shares for total cash consideration of $56 million;
•Cash dividends declared and paid totaled $27.9 million; and,
•The Company repaid $127.8 million in long term debt, lowering its combined leverage ratio(b) to 2.5x as at December 31, 2023.
(a) Total volume and Organic total volume at constant currency do not represent revenue earned by the Company, but rather the total dollar value of transactions processed by merchants under contractual agreement with the Company. See “Non-IFRS and Other Financial Measures”.
(b) Adjusted EBITDA, Adjusted EBITDA margin, Revenue at constant currency, Revenue growth at constant currency, organic revenue at constant currency, organic revenue growth at constant currency, Adjusted net income, Adjusted net income per diluted share, Adjusted EBITDA less capital expenditures and combined leverage ratio are non-IFRS measures and non-IFRS ratios. These measures are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. See “Non-IFRS and Other Financial Measures”.

Revenue by channel
•The Company distributes its products and technology through three sales channels: (i) Global commerce, (ii) Business-to-business (“B2B”), government and independent software vendors (“ISV”), and (iii) Small and medium-sized businesses (“SMB”):
◦Global commerce revenue increased 12% year over year on a pro forma basis(g), to $181 million and represented 56% of total revenue in the fourth quarter.
◦B2B, government and ISV revenue increased 19% year over year on a pro forma basis(g), to $59 million and represented 18% of total revenue in the fourth quarter.
◦SMB revenue increased 2% year over year on a pro forma(g) basis, to $82 million and represented 26% of total revenue in the fourth quarter.
◦In summary, total revenue increased 11% year over year on a pro forma(g) basis in the fourth quarter.
Revenue by region
•On a regional basis, revenue increased across all geographies. In North America (“NA”), Europe, Middle East, and Africa (“EMEA”), Latin America (“LATAM”), and Asia Pacific (“APAC”), revenue increased by 99%, 9%, 19% and 28% respectively for the fourth quarter. In NA, EMEA, LATAM, APAC, revenue increased 91%, 5%, 55% and 5%, respectively for the year ended December 31, 2023.
Cash Dividend
Nuvei today announced that its Board of Directors has authorized and declared a cash dividend of $0.10 per subordinate voting share and multiple voting share, payable on April 4, 2024 to shareholders of record as of March 19, 2024. The aggregate amount of the dividend is expected to be approximately $14 million, to be funded from the Company’s existing cash on hand.
The Company, for the purposes of the Income Tax Act (Canada) and any similar provincial or territorial legislation, designates the dividend declared for the quarter ended December 31, 2023, and any future dividends, to be eligible dividends. The Company further expects to report such dividend as a dividend to U.S. shareholders for U.S. federal income tax purposes. Subject to applicable limitations, dividends paid to certain non-corporate U.S. shareholders may be eligible for taxation as “qualified dividend income” and therefore may be taxable at rates applicable to long-term capital gains. A U.S. shareholder should talk to its advisor regarding such dividend, including with respect to the “extraordinary dividend” provisions of the Internal Revenue Code (US).
The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of Directors, as more fully described under the heading “Forward-Looking Information” of this press release.

Financial Outlook(d)
For the three months ending March 31, 2024 and the fiscal year ending December 31, 2024, Nuvei anticipates Total volume(a), Revenue, Revenue at constant currency(b) and Adjusted EBITDA(b) to be in the ranges below. The financial outlook includes the acquisition of Till Payments from the date of acquisition (January 5, 2024).
Total volumes quarter-to-date have been encouraging. Nevertheless, the Company has taken a prudent approach to building its financial outlook for the current year, weighing optimism for its business and prospects against macro uncertainties, and applying more rigor around expected timing for new customer implementations throughout the year
Nuvei generally expects for its underlying quarterly revenue growth rates and Adjusted EBITDA margins to ramp up throughout the year, with an objective to exit the year in line with the Company’s medium-term revenue growth target of 15 – 20%. While there are near-term Adjusted EBITDA margin implications as the Company integrates Till Payments, Nuvei is focused on achieving breakeven or better on the acquisition before year-end.
Normalizing for the acquisition, the Company’s underlying Adjusted EBITDA margin expectation is between 36 – 37% for the three months ending March 31, 2024, which is consistent with the exit rate for the three months ending December 31, 2023.
The financial outlook, including the various underlying assumptions, constitute forward-looking information within the meaning of applicable securities laws and is fully qualified and based on a number of assumptions and subject to a number of risks described under the headings “Forward-Looking Information” and “Financial Outlook and Growth Targets Assumptions” of this press release.

	Three months ending March 31,	Year ending December 31,
	2024	2024
	Forward-looking	Forward-looking
(In US dollars)	$	$
Total volume(a) (in billions)	57 - 58	246 - 252
Revenue (in millions)	322 - 330	1,340 - 1,380
Revenue at constant currency(b) (in millions)	322 - 330	1,338 - 1,378
Adjusted EBITDA(b) (in millions)	110 - 116	480 - 510
Growth Targets
Nuvei’s medium-term(e) annual growth target for revenue, as well as its medium-term(e) target for capital expenditures (acquisition of intangible assets and property and equipment) as a percentage of revenue and long-term(e) target for Adjusted EBITDA margin(c), are shown in the table below. In addition, the Company believes it has a defined path to accelerate the growth in its B2B, government and ISV channel(c) to 20%-plus over the medium term(e). Furthermore, the Company believes its scaled global platform has reached an inflection point whereby it can continue to expand Adjusted EBITDA margin(c). Nuvei’s targets are intended to provide insight into the execution of its strategy as it relates to growth, profitability and cash generation. These medium(e) and long-term(e) targets should not be considered as projections, forecasts or expected results but rather goals that we seek to achieve from the execution of our strategy over time, and at a further stage of business maturity, through geographic expansion, product innovation, growing wallet share with existing customers and new customer wins, as more fully described under the heading “Summary of Factors Affecting our Performance” of our most recent Management’s Discussion and Analysis of Financial Condition and Results of Operations. These growth targets, including the various underlying assumptions, constitute forward-looking information within the meaning of applicable securities laws and are fully qualified and based on a number of assumptions and subject to a number of risks described under the headings “Forward-Looking Information” and “Financial Outlook and Growth Targets Assumptions” of this press release. We will review and revise these growth targets as economic, market and regulatory environments change.

Growth Targets
Revenue	15% - 20% annual year-over-year growth in the medium-term(e)
Adjusted EBITDA margin(b)	50%+ over the long-term(e)
Capital expenditures(f)	4% - 6% of Revenue over the medium-term(e)

This is the performance of the Company with respect to these metrics over the last three years:

(in US dollars except the percentages)	2021	2022	2023
Revenue (in thousands)	724,526	843,323	1,189,893
Revenue annual year-over-year growth (%)	93%	16%	41%
Adjusted EBITDA(b) (in thousands)	317,234	351,317	437,341
Adjusted EBITDA margin(b) (%)	43.8%	41.7%	36.8%
Capital expenditures(f) (in thousands)	27,169	48,322	55,080
Capital expenditures(f) as a percentage of revenue (%)	3.7%	5.7%	4.6%
In addition, for the year ended December 31, 2023, Organic revenue growth excluding digital assets and cryptocurrencies at constant currency(b) was 17% and pro forma B2B, government and ISV channel revenue growth(g) was 16%.
(a) Total volume does not represent revenue earned by the Company, but rather the total dollar value of transactions processed by merchants under contractual agreement with the Company. See “Non-IFRS and Other Financial Measures”, including the definition of Nuvei pro forma revenue growth, on an aggregate basis and by channel.
(b) Adjusted EBITDA, Adjusted EBITDA margin, Revenue at constant currency, Revenue growth at constant currency, Organic revenue excluding digital assets and cryptocurrencies at constant currency, Organic revenue growth excluding digital assets and cryptocurrencies at constant currency, Adjusted net income, Adjusted net income per diluted share and Adjusted EBITDA less capital expenditures are non-IFRS measures and non-IFRS ratios. These measures are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. See “Non-IFRS and Other Financial Measures”.
(c) In its Global commerce channel, the Company supports mid-market to large enterprise customers across multiple verticals with domestic, regional, international, and cross-border payments; leveraging its deep industry expertise and utilizing its modern scalable modular technology stack that is purpose-built for businesses whose operations span multi-location, multi-country, and multi-currency. In its B2B, government and ISV channel, the Company embeds its global payment capabilities and proprietary software into enterprise resource planning (“ERP”) solutions and software platforms. The Company’s SMB channel consists of its North American based traditional SMB customers that utilize Nuvei for card acceptance.
(d) Other than with respect to revenue and capital expenditures as a percentage of revenue, the Company only provides guidance on a non-IFRS basis. The Company does not provide a reconciliation of forward-looking revenue at constant currency (non-IFRS), Organic revenue growth excluding digital assets and cryptocurrencies at constant currency (non-IFRS) to revenue, and Adjusted EBITDA (non-IFRS) to net income (loss) due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation such as predicting the future impact and timing of acquisitions and divestitures, foreign exchange rates and the volatility in digital assets. In periods where significant acquisitions or divestitures are not expected, the Company believes it might have a basis for forecasting the IFRS equivalent for certain costs, such as employee benefits, commissions and depreciation and amortization. However, because other deductions such as share-based payments, net finance costs, gain (loss) on financial instruments carried at fair market value and current and deferred income taxes used to calculate projected net income (loss) can vary significantly based on actual events, the Company is not able to forecast on an IFRS basis with reasonable certainty all deductions needed in order to provide an IFRS calculation of projected net income (loss). The amount of these deductions may be material and, therefore, could result in projected IFRS net income (loss) being materially less than projected Adjusted EBITDA (non-IFRS). These statements represent forward-looking information and may represent a financial outlook, and actual results may vary. See the risk and assumptions described under the headings “Forward-looking information” and “Financial Outlook and Growth Targets Assumptions” of this press release.
(e) The Company defines “Medium-term” as between three and five years and “long-term” as five to seven years.
(f) Capital expenditures means acquisition of property and equipment and acquisition of intangible assets.
(g) Pro forma revenue growth by channel is calculated as (i) Nuvei's reported revenue for the relevant channel for the three months and year ended December 31, 2023 divided by (ii) Nuvei pro forma revenue for the relevant channel for the three months and year ended December 31, 2022. Nuvei pro forma revenue for the three months and year ended December 31, 2022 consists of (x) Nuvei's reported revenue for the relevant channel for the three months and year ended December 31, 2022, plus (y) Paya's reported revenue for the three months and year ended December 31, 2022, net of interchange fees in order to align with Nuvei's presentation of revenue calculated in accordance with the accounting policies used to prepare the revenue line item presented in the Company’s financial statements under IFRS. See "Supplemental Financial Measures" for more detail.
Conference Call Information
Nuvei will host a conference call to discuss its fourth quarter financial results Wednesday, March 6, 2024 at 8:30 am ET. Hosting the call will be Philip Fayer, Chair and CEO, and David Schwartz, CFO.
The conference call will be webcast live from the Company’s investor relations website at https://investors.nuvei.com under the “Events & presentations” section. A replay will be available on the investor relations website following the call. The Company’s results are also included in a quarterly shareholder letter posted in the “Events & presentations” and “Financial information” sections of its investor relation website at https://investors.nuvei.com
The conference call can also be accessed live over the phone by dialing 877-425-9470 (US/Canada toll-free), or 201-389-0878 (international). A replay will be available one hour after the call and can be accessed by dialing 844-512-2921 (US/Canada toll-free), or 412-317-6671 (international); the conference ID is 13743233. The replay will be available through Wednesday, March 20, 2024.
About Nuvei
Nuvei (Nasdaq: NVEI) (TSX: NVEI) is the Canadian fintech company accelerating the business of clients around the world. Nuvei’s modular, flexible and scalable technology allows leading companies to accept next-gen payments, offer all payout options and benefit from card issuing, banking, risk and fraud management services. Connecting businesses to their customers in more than 200 markets, with local acquiring in 50 markets, 150 currencies and 680 alternative payment methods, Nuvei provides the technology and insights for customers and partners to succeed locally and globally with one integration.

For more information, visit www.nuvei.com
Non-IFRS and Other Financial Measures
Nuvei’s Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB. The information presented in this press release includes non-IFRS financial measures, non-IFRS financial ratios and supplementary financial measures, namely Adjusted EBITDA, Paya Adjusted EBITDA, Adjusted EBITDA margin, Revenue at constant currency, Revenue growth at constant currency, Organic Revenue at constant currency, Organic revenue growth at constant currency, Organic revenue excluding digital assets and cryptocurrencies at constant currency, Organic revenue growth excluding digital assets and cryptocurrencies at constant currency, Nuvei pro forma revenue and Nuvei pro forma revenue growth, Combined trailing twelve months Adjusted EBITDA, Combined leverage ratio, Adjusted net income, Adjusted net income per basic share, Adjusted net income per diluted share, Adjusted EBITDA less capital expenditures, Adjusted EBITDA less capital expenditures conversion, Total volume, Organic total organic volume at constant currency and eCommerce volume. These measures are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement IFRS measures by providing further understanding of our results of operations from our perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of the Company’s financial statements reported under IFRS. These measures are used to provide investors with additional insight of our operating performance and thus highlight trends in Nuvei’s business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use these non-IFRS and other financial measures in the evaluation of issuers. We also use these measures to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation. We believe these measures are important additional measures of our performance, primarily because they and similar measures are used widely among others in the payment technology industry as a means of evaluating a company’s underlying operating performance.
The information in this press release also includes a non-U.S. GAAP financial measure, namely Paya Adjusted EBITDA, for periods prior to Nuvei’s acquisition of Paya on February 22, 2023. This measure is not a recognized measure under U.S. GAAP and does not have standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies, including Nuvei’s. Rather, this measure is provided as additional information to complement U.S. GAAP measures by providing further understanding of Paya’s results of operations. Prior to its acquisition by Nuvei, Paya’s financial statements were prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), and Paya Adjusted EBITDA has been derived from Paya’s annual or interim financial statements for the period prior to the acquisition. IFRS differs in certain material respects from U.S. GAAP. Paya adjusted EBITDA presented in this press release has not been adjusted to give effect to the differences between U.S. GAAP and IFRS or to accounting policies that comply with IFRS and as applied by Nuvei, nor has such financial information been conformed from accounting principles under U.S. GAAP to IFRS as issued by the IASB, and thus may not be directly comparable to Nuvei’s presentation of Adjusted EBITDA. However, we have assessed the differences between U.S. GAAP and IFRS and have determined the impact to be immaterial on the combined financial metrics presented in this press release, such that no adjustments would be necessary. Paya Adjusted EBITDA is not a financial measure calculated in accordance with U.S. GAAP and should not be considered as a substitute for net income, income before income taxes, or any other operating performance measure calculated in accordance with U.S. GAAP.
Non-IFRS Financial Measures
Revenue at constant currency: Revenue at constant currency means revenue, as reported in accordance with IFRS, adjusted for the impact of foreign currency exchange fluctuations. This measure helps provide insight on comparable revenue growth by removing the effect of changes in foreign currency exchange rates year-over-year. Foreign currency exchange impact in the current period is calculated using prior period quarterly average exchange rates applied to the current period foreign currency amounts.
Organic revenue at constant currency: Organic revenue at constant currency means revenue, as reported in accordance with IFRS, adjusted to exclude the revenue attributable to acquired businesses for a period of 12 months following their acquisition and excluding revenue attributable to divested businesses, adjusted for the impact of foreign currency exchange fluctuations. Foreign currency exchange impact in the current period is calculated using prior period quarterly average exchange rates applied to the current period foreign currency amounts. This measure helps provide insight on organic and acquisition-related growth and presents useful information about comparable revenue growth.
Organic revenue excluding digital assets and cryptocurrencies at constant currency: Organic revenue excluding digital assets and cryptocurrencies at constant currency means revenue excluding the revenue attributable to acquired businesses for a period of 12 months following their acquisition and excluding revenue attributable to divested businesses and digital assets and cryptocurrencies, and adjusted for the impact of foreign currency exchange fluctuations. This measure helps provide insight on comparable revenue growth by removing the effect of volatility in digital assets and cryptocurrencies and changes in foreign currency exchange rates year-over-year. Foreign currency exchange impact in the current period is calculated using prior period quarterly average exchange rates applied to the current period foreign currency amounts. The revenue attributable to digital assets and cryptocurrencies is calculated in accordance with the accounting policies used to prepare the revenue line item presented in the Company’s financial statements under IFRS.
Adjusted EBITDA: We use Adjusted EBITDA as a means to evaluate operating performance, by eliminating the impact of non-operational or non-cash items. Adjusted EBITDA is defined as net income (loss) before finance costs (recovery), finance income, depreciation and amortization, income tax expense, acquisition, integration and severance costs, share-based payments and related payroll taxes, loss (gain) on foreign currency exchange, and legal settlement and other.
Paya Adjusted EBITDA: Paya Adjusted EBITDA represents earnings before interest and other expense, income taxes, depreciation, and amortization, or EBITDA and further adjustments to EBITDA to exclude certain non-cash items and other non-recurring items that Paya believes are not indicative of ongoing operations. Prior to its acquisition by Nuvei, Paya was disclosing Paya Adjusted EBITDA because this non-U.S. GAAP measure was a key measure used by it to evaluate its business, measure its operating performance and make strategic decisions. Nuvei is disclosing Paya Adjusted EBITDA in order to show Combined trailing twelve months Adjusted EBITDA and Combined leverage ratio.
Combined trailing twelve months Adjusted EBITDA: Combined trailing twelve months Adjusted EBITDA represents the summation for the trailing twelve months of Nuvei’s Adjusted EBITDA with Paya’s Adjusted EBITDA for the period prior to the acquisition. Prior to its acquisition by Nuvei, Paya’s financial statements were prepared in accordance with U.S. GAAP, and Paya Adjusted EBITDA has been derived from Paya’s annual or interim financial statements for periods prior to the acquisition. IFRS differs in certain material respects from U.S. GAAP. Paya Adjusted EBITDA presented in this press release has not been adjusted to give effect to the differences between U.S. GAAP and IFRS or to accounting policies that comply with IFRS and as applied by Nuvei, nor has such financial information been conformed from accounting principles under U.S. GAAP to IFRS as issued by the IASB, and thus may not be directly comparable to Nuvei’s presentation of Adjusted EBITDA. The presentation of financial information on a combined basis does not comply with IFRS. The combined financial information included in this press release is unaudited and does not purport to be indicative of the Company’s results of operations and financial condition had Nuvei and Paya operated as a combined entity during the periods presented, and should not be considered as a prediction of the financial information that will result from the operations of the Company on a consolidated basis following the acquisition. We use Combined trailing twelve months Adjusted EBITDA because we believe it provides insight into the operations of the combined company for the periods presented.

Adjusted EBITDA less capital expenditures: We use Adjusted EBITDA less capital expenditures (which we define as acquisition of intangible assets and property and equipment) as a supplementary indicator of our operating performance.
Adjusted net income: We use Adjusted net income as an indicator of business performance and profitability with our current tax and capital structure. Adjusted net income is defined as net income (loss) before acquisition, integration and severance costs, share-based payments and related payroll taxes, loss (gain) on foreign currency exchange, amortization of acquisition-related intangible assets, and the related income tax expense or recovery for these items. Adjusted net income also excludes change in redemption value of liability-classified common and preferred shares, change in fair value of share repurchase liability and accelerated amortization of deferred financing fees and legal settlement and other.
Non-IFRS Financial Ratios
Revenue growth at constant currency: Revenue growth at constant currency means the year-over-year change in Revenue at constant currency divided by reported revenue in the prior period. We use Revenue growth at constant currency to provide better comparability of revenue trends year-over-year, without the impact of fluctuations in foreign currency exchange rates.
Organic revenue growth at constant currency: Organic revenue growth at constant currency means the year-over-year change in Organic revenue at constant currency divided by comparable Organic revenue in the prior period. We use Organic revenue growth at constant currency to provide better comparability of revenue trends year-over-year, without the impact of acquisitions, divestitures and fluctuations in foreign currency exchanges rates.
Organic revenue growth excluding digital assets and cryptocurrencies at constant currency: Organic revenue growth excluding digital assets and cryptocurrencies at constant currency means the year-over-year change in Organic revenue excluding digital assets and cryptocurrencies at constant currency divided by comparable Organic revenue excluding digital assets and cryptocurrencies in the prior period. We use Organic revenue growth excluding digital assets and cryptocurrencies at constant currency to provide better comparability of revenue trends year-over-year, without the impact of acquisitions, divestitures, volatility in digital assets and cryptocurrencies and fluctuations in foreign currency exchange rates.
Adjusted EBITDA margin: Adjusted EBITDA margin means Adjusted EBITDA divided by revenue.
Adjusted EBITDA less capital expenditures conversion: Adjusted EBITDA less capital expenditures conversion means Adjusted EBITDA less capital expenditures divided by Adjusted EBITDA. We use Adjusted EBITDA less capital expenditures conversion to measure our capacity to convert Adjusted EBITDA into Adjusted EBITDA less capital expenditures.
Combined leverage ratio: Combined leverage ratio means net debt divided by Combined trailing twelve months adjusted EBITDA. Net debt represents the carrying amount of Nuvei’s Total credit facilities excluding unamortized transaction costs less Cash and cash equivalents. We use Combined leverage ratio as an additional measure to monitor our financial leverage.
Adjusted net income per basic share and per diluted share: We use Adjusted net income per basic share and per diluted share as an indicator of performance and profitability of our business on a per share basis. Adjusted net income per basic share and per diluted share means Adjusted net income less net income attributable to non-controlling interest divided by the basic and diluted weighted average number of common shares outstanding for the period. The number of share-based awards used in the diluted weighted average number of common shares outstanding in the Adjusted net income per diluted share calculation is determined using the treasury stock method as permitted under IFRS.

Supplementary Financial Measures
We monitor the following key performance indicators to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. Our key performance indicators may be calculated in a manner that differs from similar key performance indicators used by other companies.
Total volume: We believe Total volume is an indicator of performance of our business. Total volume and similar measures are used widely among others in the payments industry as a means of evaluating a company’s performance. We define Total volume as the total dollar value of transactions processed in the period by customers under contractual agreement with us. Total volume does not represent revenue earned by us. Total volume includes acquiring volume, where we are in the flow of funds in the settlement transaction cycle, gateway/technology volume, where we provide our gateway/technology services but are not in the flow of funds in the settlement transaction cycle, as well as the total dollar value of transactions processed relating to APMs and payouts. Since our revenue is primarily sales volume and transaction-based, generated from merchants’ daily sales and through various fees for value-added services provided to our customers, fluctuations in Total volume will generally impact our revenue.
Organic total volume at constant currency: Organic total volume at constant currency is used as an indicator of performance of our business on a more comparable basis. This measure helps provide insight on organic and acquisition-related growth and presents useful information about comparable Total volume growth. This measure also helps provide better comparability of business trends year-over-year, without the impact of fluctuations in foreign currency exchange rates. Organic total volume at constant currency means Total volume excluding Total volume attributable to acquired businesses for a period of 12 months following their acquisition and excluding Total volume attributable to divested businesses, adjusted for the impact of foreign currency exchange fluctuations. Foreign currency exchange impact in the current period is calculated using prior period quarterly average exchange rates applied to the current period foreign currency amounts.
Nuvei pro forma revenue: Nuvei pro forma revenue represents Nuvei’s reported revenue after giving effect to the acquisition of Paya as though such acquisition had occurred at the beginning of the period presented. Nuvei pro forma revenue is presented both on an aggregated basis and by channel. In order to align with the Company's presentation of revenue calculated in accordance with the accounting policies used to prepare the revenue line item presented in the Company’s financial statement under IFRS, Paya's revenue contribution amounts are presented net of interchange fees, which was not the case for a small portion of fees prior to the acquisition of Paya by the Company. This presentation is consistent with the pro forma disclosure required under IFRS in Nuvei’s Consolidated Financial Statements for the year ended December 31, 2023. This measure helps provide insight on the combined revenue of the Nuvei and Paya businesses.
Nuvei pro forma revenue growth: Nuvei pro forma revenue growth represents Nuvei reported revenue divided by Nuvei pro forma revenue in the comparative year. This ratio is presented both on an aggregated basis and by channel. This ratio helps provide a better understanding of the additional contribution of the Paya business on Nuvei’s year-over-year revenue growth. Nuvei pro forma revenue is used as a component of this ratio only until the completion of a full financial year following the acquisition of Paya.

Forward-Looking Information
This press release contains “forward-looking information” and “forward-looking statements” (collectively, “Forward-looking information”) within the meaning of applicable securities laws, including Nuvei's outlook on Total volume, Revenue, Revenue at constant currency and Adjusted EBITDA for the three months ending March 31, 2024 and the year ending December 31, 2024 as well as medium and long-term targets on Revenue, channel revenue growth, Capital expenditures as a percentage of revenue, and Adjusted EBITDA margin. This forward-looking information is identified by the use of terms and phrases such as “may”, “would”, “should”, “could”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking information contains these terms and phrases. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate, expectations regarding industry trends and the size and growth rates of addressable markets, our business plans and growth strategies, addressable market opportunity for our solutions, expectations regarding growth and cross-selling opportunities and intention to capture an increasing share of addressable markets, the costs and success of our sales and marketing efforts, intentions to expand existing relationships, further penetrate verticals, enter new geographical markets, expand into and further increase penetration of international markets, intentions to selectively pursue and successfully integrate acquisitions, and expected acquisition outcomes, cost saving synergies and and benefits, including with respect to the acquisition of Paya, future investments in our business and anticipated capital expenditures, our intention to continuously innovate, differentiate and enhance our platform and solutions, expected pace of ongoing legislation of regulated activities and industries, our competitive strengths and competitive position in our industry, expectations regarding our revenue, revenue mix and the revenue generation potential of our solutions, expectations regarding our margins and future profitability, our financial outlook and guidance as well as medium and long-term targets in various financial metrics is forward-looking information. Economic and geopolitical uncertainties, including regional conflicts and wars, may also heighten the impact of certain factors described herein.

In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.
Forward-looking information is based on management's beliefs and assumptions and on information currently available to management, regarding, among other things, assumptions regarding foreign exchange rate, competition, political environment and economic performance of each region where the Company operates and general economic conditions and the competitive environment within our industry. See also "Financial Outlook and Growth Targets Assumptions”.
Unless otherwise indicated, forward-looking information does not give effect to the potential impact of any mergers, acquisitions, divestitures or business combinations that may be announced or closed after the date hereof. Although the forward-looking information contained herein is based upon what we believe are reasonable assumptions, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information. Nuvei’s financial outlook also constitutes financial outlook within the meaning of applicable securities laws and is provided for the purposes of assisting the reader in understanding management's expectations regarding our financial performance and the reader is cautioned that it may not be appropriate for other purposes. Our medium and long-term growth targets serve as guideposts as we execute on our strategic priorities in the medium to long term and are provided for the purposes of assisting the reader in measuring progress toward management’s objectives, and the reader is cautioned that they may not be appropriate for other purposes.
The Company’s dividend policy is at the discretion of the Board. Any future determination to declare cash dividends on our securities will be made at the discretion of our Board, subject to applicable Canadian laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions (including covenants contained in our credit facilities), general business conditions and other factors that our Board may deem relevant. Further, the ability of the Company to pay dividends, as well as make share repurchases, will be subject to applicable laws and contractual restrictions contained in the instruments governing its indebtedness, including its credit facility. Any of the foregoing may have the result of restricting future dividends or share repurchases.
Forward-looking information involves known and unknown risks and uncertainties, many of which are beyond our control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, the risk factors described in greater detail under “Risk Factors” of the Company’s annual information form filed on March 5, 2024 (the “AIF”). In particular, our financial outlook and medium and long-term targets are subject to risks and uncertainties related to:
•risks relating to our business and industry, such as wars such as the Russia-Ukraine and Middle East conflicts and related economic sanctions, and overall economic uncertainty;
•changes in foreign currency exchange rates, inflation, interest rates, consumer spending and other macroeconomic factors affecting our customers and our results of operations;
•the rapid developments and change in our industry;
•substantial and increasing competition both within our industry and from other payments methods;
•challenges implementing our growth strategy;
•challenges to expand our product portfolio and market reach;

•challenges in expanding into new geographic regions internationally and continuing our growth within our markets;
•regulatory compliance in the jurisdictions in which we operate, due to complex, conflicting and evolving local laws and regulations;
•challenges in retaining existing customers, increasing sales to existing customers and attracting new customers;
•managing our growth effectively;
•difficulty to maintain the same rate of revenue growth as our business matures and to evaluate our future prospects;
•history of net losses and additional significant investments in our business;
•our level of indebtedness;
•risks associated with future acquisitions, partnerships or joint-ventures, some of which may be material in size or result in significant integration difficulties or expenditures;
•challenges related to a significant number of our customers being SMBs; our certain degree of concentration of customers and customer sectors; compliance with the requirements of payment networks;
•challenges related to the reimbursement of chargebacks from our customers;
•financial liability related to the inability of our customers (merchants) to fulfill their requirements;
•our bank accounts being located in multiple territories and relying on banking partners to maintain those accounts;
•reliance on acquiring banks;
•decline in the use of electronic payment methods;
•loss of key personnel or difficulties hiring qualified personnel;
•deterioration in the quality of the products and services offered;
•impairment of a significant portion of intangible assets and goodwill;
•increasing fees from payment networks;
•challenges related to economic and political conditions, business cycles and credit risks of our customers;
•reliance on third-party partners to distribute some of our products and services;
•misappropriation of end-user transaction funds by our employees;
•frauds by customers, their customers or others;
•coverage of our insurance policies;
•the degree of effectiveness of our risk management policies and procedures in mitigating our risk exposure;
•the integration of a variety of operating systems, software, hardware, web browsers and networks in our services;
•the costs and effects of pending and future litigation; various claims such as wrongful hiring of an employee from a competitor, wrongful use of confidential information of third parties by our employees, consultants or independent contractors or wrongful use of trade secrets by our employees of their former employers;
•challenges to secure financing on favorable terms or at all;
•challenges from seasonal fluctuations on our operating results;

•risk associated with less than full control rights of one of our subsidiaries;
•change in accounting standards; estimates and assumptions in the application of accounting policies;
•the occurrence of a natural disaster, a widespread health epidemic or pandemic or other similar events; impacts of climate change;
•risks related to data security incidents, including cyber-attacks, computer viruses, or otherwise which may result in a disruption of services or liability exposure;
•challenges related to our holding company structure, development of AI and its integration in our operations; as well as risks relating to intellectual property and technology, risks relating to regulatory and legal proceedings and risks relating to our subordinate voting shares; and,
•measures determined in accordance with IFRS may be affected by unusual, extraordinary, or non-recurring items, or by items which do not otherwise reflect operating performance, making period-to-period comparisons less relevant.
Consequently, all of the forward-looking information contained herein is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operation. Unless otherwise noted or the context otherwise indicates, the forward-looking information contained herein represents our expectations as of the date hereof or as of the date it is otherwise stated to be made, as applicable, and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or amend such forward-looking information whether as a result of new information, future events or otherwise, except as may be required by applicable law.
Financial Outlook and Growth Targets Assumptions
The financial outlook for the three months ending March 31, 2024, and the year ending December 31, 2024, and specifically the Adjusted EBITDA, as well as the Adjusted EBITDA margin long-term growth target, reflect the Company’s strategy to accelerate its investment in distribution, marketing, innovation, and technology. When measured as a percentage of revenue, these expenses are expected to decrease as our investments in distribution, marketing, innovation, and technology normalize over time.
Our financial outlook and growth targets are based on a number of additional assumptions, including the following:
•our results of operations and ability to achieve suitable margins will continue in line with management’s expectations;
•our mix of channels and their expected contribution to consolidated revenue growth, with Global commerce channel revenue growth in a range of 20%-30%; B2B, government and ISV channel revenue growth of 20%+; and improvement in SMB channel from negative mid-single digit revenue growth;
•we will continue to effectively execute against our key strategic growth priorities, and expanded end market and distribution opportunities, without any material adverse impact from macroeconomic trends on our or our customers’ business, financial condition, financial performance, liquidity nor any significant reduction in demand for our products and services;
•losses owing to business failures of merchants and customers will remain in line with anticipated levels;
•existing customers growing their business and expanding into new markets within selected high-growth eCommerce end-markets, including online retail, online marketplaces, digital goods and services, regulated online gaming, social gaming, financial services and travel;

•economic conditions in our core markets, geographies and verticals, including resulting consumer spending and employment, remaining at close to current levels;
•that our operations, business and employees in Israel will not be materially disrupted or impacted by the Middle East conflict;
•assumptions as to the value of digital assets, foreign exchange and interest rates, as well as inflation;
•higher volatility and lower volume in digital assets; Nuvei expects the contribution of digital assets will continue to decline and to represent no more than 5% of revenue going forward;
•Nuvei’s ability to retain and attract new business, achieve synergies and strengthen its market position arising from successful integration plans relating to the Paya acquisition;
•management’s estimates and expectations in relation to future economic and business conditions and other factors, and resulting impact on growth in various financial metrics;
•assumptions regarding competition, political environment and economic performance of each region where Nuvei operates;
•our ability to cross-sell and up-sell new and existing products and services to our existing customers with limited incremental sales and marketing expenses;
•our customers increasing their daily sales, and in turn their business volume of our solutions, at growth rates at or above historical levels for the past few years;
•our ability to maintain existing customer relationships and to continue to expand our customers’ use of more solutions from our proprietary integrated modular platform at or above historical levels for the past few years;
•our ability to leverage our sales and marketing experience in capturing and serving customers in North America and large enterprises in Europe and enable customer base expansion by targeting large enterprises in North America, with a focus in Core global commerce channel;
•our sales and marketing efforts and continued investment in our direct sales team and account management driving future growth by adding new customers adopting our technology processing transactions in existing and new geographies at or above historical levels and in the timeframe anticipated;
•our ability to further leverage our broad and diversified network of partners;
•our ability to expand and deepen our footprint and to add new customers adopting our technology processing transactions in geographies where we have an emerging presence, such as Asia Pacific and Latin America;
•our ability to expand and keep our portfolio of services technologically current through continued investment in our proprietary integrated modular platform and to design and deliver solutions that meet the specific and evolving needs of our customers;
•our ability to maintain and/or expand our relationships with acquiring banks and payment networks;
•our continued ability to maintain our competitiveness relative to competitors’ products or services, including as to changes in terms, conditions and pricing;
•our ability to expand profit margins by reducing variable costs as a percentage of total expenses, and leveraging fixed costs with additional scale and as our investments in, for example, direct sales and marketing normalize;
•increases in volume driving profitable revenue growth with limited additional overhead costs required, as a result of the highly scalable nature of our business model and the inherent operating leverage;

•our continued ability to manage our growth effectively;
•we will continue to attract and retain key talent and personnel required to achieve our plans and strategies, including sales, marketing, support and product and technology operations, in each case both domestically and internationally,
•our ability to successfully identify, complete, integrate and realize the expected benefits of past and future acquisitions and manage the associated risks;
•the absence of adverse changes in legislative or regulatory matters;
•our continued ability to upskill and modify our compliance capabilities as regulations change or as we enter new markets, such as our customer underwriting, risk management, know your customer and anti-money laundering capabilities, with minimal disruption to our customers’ businesses;
•our liquidity and capital resources, including our ability to secure debt or equity financing on satisfactory terms; and,
•the absence of adverse changes in current tax laws.

Contact:
Investors
Chris Mammone, Head of Investor Relations
IR@nuvei.com

Statements of Profit or Loss and Comprehensive Income or Loss Data
(in thousands of US dollars except for shares and per share amounts)

	Three months ended December 31		Years ended December 31
	2023	2022	2023	2022
	$	$	$	$
Revenue	321,517	220,339	1,189,893	843,323
Cost of revenue	58,734	50,166	222,906	171,425
Gross profit	262,783	170,173	966,987	671,898
Selling, general and administrative expenses	216,435	148,465	850,090	590,966
Operating profit	46,348	21,708	116,897	80,932
Finance income	(234)	(7,267)	(9,283)	(13,694)
Finance cost	43,495	9,214	121,334	22,841
Net finance cost	43,261	1,947	112,051	9,147
Gain on foreign currency exchange	(10,621)	4,663	(10,101)	(15,752)
Income before income tax	13,708	15,098	14,947	87,537
Income tax expense	(388)	5,746	15,643	25,582
Net income (loss)	14,096	9,352	(696)	61,955

Other comprehensive income (loss), net of tax
Items that may be reclassified subsequently to profit and loss:
Foreign operations – foreign currency translation differences	5,818	33,196	3,065	(30,858)
Change in fair value of financial instruments designated as cash flow hedges	(5,600)	—	(6,608)	—
Comprehensive income (loss)	13,820	42,548	(4,733)	31,097
Net income (loss) attributable to:
Common shareholders of the Company	11,834	8,040	(7,835)	56,732
Non-controlling interest	2,262	1,312	7,139	5,223
	14,096	9,352	(696)	61,955
Comprehensive income (loss) attributable to:
Common shareholders of the Company	11,558	41,236	(11,872)	25,874
Non-controlling interest	2,262	1,312	7,139	5,223
	13,820	42,548	(4,733)	31,097
Net income (loss) per share
Net income (loss) per share attributable to common shareholders of the Company
Basic	0.08	0.06	(0.06)	0.40
Diluted	0.08	0.06	(0.06)	0.39
Weighted average number of common shares outstanding
Basic	139,363,673	140,633,277	139,248,530	141,555,788
Diluted	141,961,168	142,681,178	139,248,530	144,603,485

Consolidated Statements of Financial Position Data (in thousands of US dollars)
	December 31, 2023	December 31, 2022
	$	$
Assets

Current assets
Cash and cash equivalents	170,435	751,686
Trade and other receivables	105,755	61,228
Inventory	3,156	2,117
Prepaid expenses	16,250	12,254
Income taxes receivable	4,714	3,126
Current portion of advances to third parties	—	579
Current portion of contract assets	1,038	1,215
Other current assets	7,582	—

Total current assets before segregated funds	308,930	832,205
Segregated funds	1,455,376	823,666
Total current assets	1,764,306	1,655,871

Non-current assets
Advances to third parties	—	1,721
Property and equipment	33,094	31,881
Intangible assets	1,305,048	694,995
Goodwill	1,987,737	1,114,593
Deferred tax assets	4,336	17,172
Contract assets	835	997
Processor and other deposits	4,310	4,757
Other non-current assets	35,601	2,682
Total Assets	5,135,267	3,524,669

Consolidated Statements of Financial Position Data (in thousands of US dollars)
	December 31, 2023	December 31, 2022
	$	$
Liabilities

Current liabilities
Trade and other payables	179,415	125,533
Income taxes payable	25,563	16,864
Current portion of loans and borrowings	12,470	8,652
Other current liabilities	7,859	4,224

Total current liabilities before due to merchants	225,307	155,273
Due to merchants	1,455,376	823,666

Total current liabilities	1,680,683	978,939

Non-current liabilities
Loans and borrowings	1,248,074	502,102
Deferred tax liabilities	151,921	61,704
Other non-current liabilities	10,374	2,434

Total Liabilities	3,091,052	1,545,179

Equity

Equity attributable to shareholders
Share capital	1,969,734	1,972,592
Contributed surplus	324,941	202,435
Deficit	(224,902)	(166,877)
Accumulated other comprehensive loss	(43,456)	(39,419)

	2,026,317	1,968,731
Non-controlling interest	17,898	10,759

Total Equity	2,044,215	1,979,490

Total Liabilities and Equity	5,135,267	3,524,669

Consolidated Statements of Cash Flow Data (in thousands of U.S. dollars)
For the years ended December 31,	2023	2022
	$	$
Cash flow from operating activities
Net income (loss)	(696)	61,955
Adjustments for:
Depreciation of property and equipment	14,448	8,483
Amortization of intangible assets	121,975	93,009
Amortization of contract assets	1,618	1,941
Share-based payments	134,609	139,103
Net finance cost	112,051	9,147
Gain on foreign currency exchange	(10,101)	(15,752)
Income tax expense	15,643	25,582
Fair value remeasurement of investment	974	—
Loss on disposal	1,154	175
Changes in non-cash working capital items	(12,414)	(10,881)
Interest paid	(92,319)	(23,370)
Interest received	12,727	10,753
Income taxes paid - net	(36,664)	(32,482)
	263,005	267,663
Cash flow used in investing activities
Business acquisitions, net of cash acquired	(1,379,778)	—
Payment of acquisition-related contingent consideration	—	(2,012)
Acquisition of property and equipment	(10,200)	(13,744)
Acquisition of intangible assets	(44,880)	(34,578)
Acquisition of distributor commissions	(20,318)	(2,426)
Disposal (acquisition) of other non-current assets	(32,225)	466
Issuance of loan receivable	(6,905)	—
Net decrease in advances to third parties	245	2,059
	(1,494,061)	(50,235)
Cash flow from (used in) financing activities
Shares repurchased and cancelled	(56,042)	(166,609)
Transaction costs from issuance of shares	—	(903)
Proceeds from exercise of stock options	8,167	2,072
Repayment of loans and borrowings	(127,840)	(5,120)
Proceeds from loans and borrowings	898,548	—
Financing fees related to loans and borrowings	(39,438)	—
Payment of lease liabilities	(5,711)	(3,727)
Dividend paid to shareholders	(27,923)	—
Purchase of non-controlling interest	—	(39,751)
Dividend paid by subsidiary to non-controlling interest	—	(260)
	649,761	(214,298)
Effect of movements in exchange rates on cash	44	(20)
Net increase (decrease) in cash and cash equivalents	(581,251)	3,110
Cash and cash equivalents – Beginning of Year	751,686	748,576
Cash and cash equivalents – End of Year	170,435	751,686

Reconciliation of Adjusted EBITDA and Adjusted EBITDA less capital expenditures to Net Income (Loss)
(In thousands of US dollars)

	Three months ended December 31		Years ended December 31
	2023	2022	2023	2022
	$	$	$	$

Net income (loss)	14,096	9,352	(696)	61,955
Finance cost	43,495	9,214	121,334	22,841
Finance income	(234)	(7,267)	(9,283)	(13,694)
Depreciation and amortization	36,298	21,734	136,423	101,492
Income tax expense (recovery)	(388)	5,746	15,643	25,582
Acquisition, integration and severance costs(a)	4,330	6,923	41,330	28,413
Share-based payments and related payroll taxes (b)	29,145	35,546	135,568	139,309
Loss (gain) on foreign currency exchange	(10,621)	4,663	(10,101)	(15,752)
Legal settlement and other(c)	3,931	(226)	7,123	1,171
Adjusted EBITDA	120,052	85,685	437,341	351,317
Acquisition of property and equipment, and intangible assets	(14,830)	(14,511)	(55,080)	(48,322)
Adjusted EBITDA less capital expenditures	105,222	71,174	382,261	302,995

Adjusted EBITDA less capital expenditures conversion(d)	88%	83%	87%	86%

Adjusted EBITDA	120,052	85,685	437,341	351,317
Revenue	321,517	220,339	1,189,893	843,323
Adjusted EBITDA margin(d)	37.3%	38.9%	36.8%	41.7%
Net Income margin	4.4%	4.2%	(0.1)%	7.3%
(a)These expenses relate to:
(i)professional, legal, consulting, accounting and other fees and expenses related to our acquisition and financing activities. For the three months and year ended December 31, 2023, these expenses were $1.5 million and $24.4 million ($6.9 million and $13.1 million for the three months and year ended December 31, 2022). These costs are presented in the professional fees line item of selling, general and administrative expenses.
(ii)acquisition-related compensation was $0.6 million and $4.1 million for the three months and year ended December 31, 2023 and nil and $14.3 million for the three months and year ended December 31, 2022. These costs are presented in the employee compensation line item of selling, general and administrative expenses.
(iii)change in deferred purchase consideration for previously acquired businesses. No amount was recognized for the three months and year ended December 31, 2023, nil and a gain of $1.0 million were recognized for the three months and year ended December 31, 2022. These amounts are presented in the contingent consideration adjustment line item of selling, general and administrative expenses.
(iv)severance and integration expenses, which were $2.2 million and $12.8 million for the three months and year ended December 31, 2023 ( nil and $2.0 million for the three months and year ended December 31, 2022). These expenses are presented in selling, general and administrative expenses and cost of revenue.
(b)These expenses represent expenses recognized in connection with stock options and other awards issued under share-based plans as well as related payroll taxes that are directly attributable to share-based payments. For the three months and year ended December 31, 2023, the expenses consisted of non-cash share-based payments of $29.1 million and $134.6 million ($35.4 million and $139.1 million for three months and year ended December 31, 2022), nil and $1.0 million for related payroll taxes ($0.1 million and $0.2 million for the three months and year ended December 31, 2022).
(c)This line item primarily represents legal settlements and associated legal costs, as well as non-cash gains, losses and provisions and certain other costs. These costs are presented in selling, general and administrative expenses.
(d)Adjusted EBITDA less capital expenditures conversion represents Adjusted EBITDA less capital expenditures as a percentage of Adjusted EBITDA. Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of revenue.

Reconciliation of Combined leverage ratio to Combined trailing twelve months Adjusted EBITDA and Net debt
(In millions of US dollars except Combined leverage ratio)

	December 31, 2023			September 30, 2023			June 30, 2023			March 31, 2023
	Paya(a)(c)	Nuvei	Combined	Paya(a)(c)	Nuvei	Combined	Paya(a)(c)	Nuvei	Combined	Paya(a)(c)	Nuvei	Combined
	$	$	$	$	$	$	$	$	$	$	$	$

Adjusted EBITDA for the three months ended:
June 30, 2022	—	—	—	—	—	—	—	—	—	19.2	92.9	112.1
September 30, 2022	—	—	—	—	—	—	18.6	81.2	99.8	18.6	81.2	99.8
December 31, 2022	—	—	—	19.9	85.7	105.6	19.9	85.7	105.6	19.9	85.7	105.6
March 31, 2023	8.6	96.3	104.9	8.6	96.3	104.9	8.6	96.3	104.9	8.6	96.3	104.9
June 30, 2023	—	110.3	110.3	—	110.3	110.3	—	110.3	110.3	—	—	—
September 30, 2023	—	110.7	110.7	—	110.7	110.7	—	—	—	—	—	—
December 31, 2023	—	120.1	120.1	—	—	—	—	—	—	—	—	—
Trailing twelve months Adjusted EBITDA	8.6	437.3	445.9	28.5	403.0	431.5	47.1	373.5	420.6	66.3	356.0	422.3

Total credit facilities excluding unamortized transaction costs			1,275.0			1,243.5			1,279.7			1,335.0
Cash and cash equivalents			170.4			121.0			118.4			132.8
Net debt			1,104.6			1,122.5			1,161.4			1,202.2

Combined leverage ratio(b)			2.48x			2.60x			2.76x			2.85x
(a)Represents Paya’s Adjusted EBITDA before the acquisition date. See reconciliation of Paya Adjusted EBITDA to Paya net income. See non-IFRS measures.
(b)Combined leverage ratio means net debt divided by Combined trailing twelve months Adjusted EBITDA. See non-IFRS measures.
(c)Information of Paya for the period from January 1, 2023 to February 21, 2023 is derived from internal financial statements before giving effect to the acquisition of Nuvei on February 22, 2023. This information is unaudited and has not been subject to the completion of any financial closing procedures by Nuvei or Paya and has not been reviewed by Nuvei’s or Paya’s independent accountant.

Reconciliation of Paya Adjusted EBITDA to Paya Net income
(In millions of US dollars)

	Three months ended December 31, 2022	Three months ended September 30, 2022	Three months ended June 30, 2022
	$	$	$

Paya Net income (loss)	3.1	1.3	1.7
Depreciation & amortization	7.7	8.4	7.9
Income tax expense	1.9	1.4	0.9
Interest and other expense	3.3	3.7	3.4
Paya EBITDA	16.0	14.8	13.9

Transaction-related expenses(a)	1.2	—	2.5
Stock-based compensation(b)	1.6	2.1	2.0
Restructuring costs(c)	0.1	1.2	0.3
Discontinued service costs(d)	0.1	0.1	0.1
Contingent non-income tax liability	0.4	—	—
Other costs(e)	0.5	0.4	0.4
Total adjustments	3.9	3.8	5.3
Paya Adjusted EBITDA	19.9	18.6	19.2
(a)Represents professional service fees related to mergers and acquisitions such as legal fees, consulting fees, accounting advisory fees, and other costs.
(b)Represents non-cash charges associated with stock-based compensation expense, which has been a significant recurring expense in Paya’s business and an important part of its compensation strategy.
(c)Represents costs associated with restructuring plans designed to streamline operations and reduce costs including costs associated with the relocation of facilities, certain staff restructuring charges including severance, certain executive hires, and acquisition related restructuring charges.
(d)Represents costs incurred to retire certain tools, applications and services that are no longer in use.
(e)Represents non-operational gains or losses, non-standard project expense, and non-operational legal expense.

Reconciliation of Adjusted net income and Adjusted net income per basic share and per diluted share to Net Income (Loss)
(In thousands of US dollars except for share and per share amounts)

	Three months ended December 31		Years ended December 31
	2023	2022	2023	2022
	$	$	$	$

Net income (loss)	14,096	9,352	(696)	61,955
Change in fair value of share repurchase liability	—	—	571	(5,710)
Accelerated amortization of deferred financing fees	15,094	—	15,094	—
Amortization of acquisition-related intangible assets(a)	26,703	14,957	101,599	83,861
Acquisition, integration and severance costs(b)	4,330	6,923	41,330	28,413
Share-based payments and related payroll taxes(c)	29,145	35,546	135,568	139,309
Loss (gain) on foreign currency exchange	(10,621)	4,663	(10,101)	(15,752)
Legal settlement and other(d)	3,931	(226)	7,123	1,171
Adjustments	68,582	61,863	291,184	231,292
Income tax expense related to adjustments(e)	(14,049)	(3,179)	(42,552)	(19,061)
Adjusted net income	68,629	68,036	247,936	274,186
Net income attributable to non-controlling interest	(2,262)	(1,312)	(7,139)	(5,223)
Adjusted net income attributable to the common shareholders of the Company	66,367	66,724	240,797	268,963
Weighted average number of common shares outstanding
Basic	139,363,673	140,633,277	139,248,530	141,555,788
Diluted	141,961,168	142,681,178	142,538,349	144,603,485

Adjusted net income per share attributable to common shareholders of the Company(f)
Basic	0.48	0.47	1.73	1.90
Diluted	0.47	0.47	1.69	1.86
(a)This line item relates to amortization expense taken on intangible assets created from the purchase price adjustment process on acquired companies and businesses and resulting from a change in control of the Company.
(b)These expenses relate to:
(i)professional, legal, consulting, accounting and other fees and expenses related to our acquisition and financing activities. For the three months and year ended December 31, 2023, these expenses were $1.5 million and $24.4 million ($6.9 million and $13.1 million for the three months and year ended December 31, 2022). These costs are presented in the professional fees line item of selling, general and administrative expenses.
(ii) acquisition-related compensation was $0.6 million and $4.1 million for the three months and year ended December 31, 2023 and nil and $14.3 million for the three months and year ended December 31, 2022. These costs are presented in the employee compensation line item of selling, general and administrative expenses.
(iii) change in deferred purchase consideration for previously acquired businesses. No amount was recognized for the three months and year ended December 31, 2023, nil and a gain $1.0 million were recognized for the three months and year ended December 31, 2022. These amounts are presented in the contingent consideration adjustment line item of selling, general and administrative expenses.
(iv) severance and integration expenses, which were $2.2 million and $12.8 million for the three months and year ended December 31, 2023 ( nil and $2.0 million for the three months and year ended December 31, 2022). These expenses are presented in selling, general and administrative expenses and cost of revenue.
(c)These expenses represent expenses recognized in connection with stock options and other awards issued under share-based plans as well as related payroll taxes that are directly attributable to share-based payments. For the three months and year ended December 31, 2023, the expenses consisted of non-cash share-based payments of $29.1 million and $134.6 million ($35.4 million and $139.1 million for three months and year ended December 31, 2022), nil and $1.0 million for related payroll taxes ($0.1 million and $0.2 million for the three months and year ended December 31, 2022).
(d)This line item primarily represents legal settlements and associated legal costs, as well as non-cash gains, losses and provisions and certain other costs. These costs are presented in selling, general and administrative expenses.
(e)This line item reflects income tax expense on taxable adjustments using the tax rate of the applicable jurisdiction.
(f)The number of share-based awards used in the diluted weighted average number of common shares outstanding in the Adjusted net income per diluted share calculation is determined using the treasury stock method as permitted under IFRS.
Revenue by geography
The following table summarizes our revenue by geography based on the billing location of the merchant:

	Three months ended December 31		Change		Years ended December 31		Change
(In thousands of US dollars, except for percentages)	2023	2022			2023	2022
	$	$	$	%	$	$	$	%
Revenue
North America	177,491	89,393	88,098	99%	642,601	336,563	306,038	91%
Europe, Middle East and Africa	125,819	115,896	9,923	9%	487,802	465,935	21,867	5%
Latin America	14,532	12,181	2,351	19%	51,365	33,105	18,260	55%
Asia Pacific	3,675	2,869	806	28%	8,125	7,720	405	5%
	321,517	220,339	101,178	46%	1,189,893	843,323	346,570	41%
Revenue by channel

	Three months ended December 31		Change		Years ended December 31		Change
(In thousands of US dollars, except for percentages)	2023	2022			2023	2022
	$	$	$	%	$	$	$	%
Global commerce	180,837	161,317	19,520	12%	692,314	604,489	87,825	15%
B2B, government and independent software vendors	58,821	994	57,827	n.m.	190,216	3,906	186,310	n.m.
Small & medium sized businesses	81,859	58,028	23,831	41%	307,363	234,928	72,435	31%
Revenue	321,517	220,339	101,178	46%	1,189,893	843,323	346,570	41%
The Company distributes its products and technology through three sales channels: Global commerce, B2B, government and independent software vendors and small and medium sized businesses. In its Global commerce channel, the Company supports mid-market to large enterprise customers across multiple verticals with domestic, regional, international, and cross-border payments; leveraging its deep industry expertise and utilizing its modern scalable modular technology stack that is purpose-built for businesses whose operations span multi-location, multi-country, and multi-currency. In its B2B, government and ISV channel, the Company embeds its global payment capabilities and proprietary software into enterprise resource planning (“ERP”) solutions and software platforms. The Company’s SMB channel, consists of its North American based traditional SMB customers that utilize Nuvei for card acceptance.

Disaggregation of revenue and interest revenue
(In thousands of US dollars)

	Three months ended December 31		Years ended December 31
	2023	2022	2023	2022
	$	$	$	$

Merchant transaction and processing services revenue	315,817	218,322	1,177,881	835,093
Other revenue	2,580	2,017	8,892	8,230
Interest revenue	3,120	—	3,120	—
Revenue	321,517	220,339	1,189,893	843,323
Reconciliation of Nuvei pro forma revenue and Nuvei pro forma revenue growth to revenue and of Nuvei pro forma revenue by channel to revenue by channel

(In thousands of US dollars except for percentages)	Three months ended December 31, 2023	Three months ended December 31, 2022
	Revenue as reported	Nuvei revenue as reported	Paya revenue as reported	Adjustments(a)	Nuvei pro forma revenue	Revenue growth	Nuvei pro forma revenue growth
	$	$	$	$	$	%	%

Revenue	321,517	220,339	72,892	(2,273)	290,958	46%	11%

(In thousands of US dollars except for percentages)	Three months ended December 31, 2023	Three months ended December 31, 2022
	Revenue as reported	Nuvei revenue as reported	Paya revenue as adjusted(a)	Nuvei pro forma revenue	Revenue growth	Nuvei pro forma revenue growth
	$	$	$	$	%	%

Global commerce	180,837	161,317	—	161,317	12%	12%
B2B, government and independent software vendors	58,821	994	48,507	49,501	n.m.	19%
Small & medium sized businesses	81,859	58,028	22,112	80,140	41%	2%
Revenue	321,517	220,339	70,619	290,958	46%	11%
(a) Reflects adjustments to present Paya’s revenue or Paya’s revenue by channel net of interchange fees in order to align with Nuvei’s presentation of revenue calculated in accordance with the accounting policies used to prepare the revenue line item in the Company’s financial statements under IFRS.

Reconciliation of Revenue at constant currency and Revenue growth at constant currency to Revenue
The following table reconciles Revenue to Revenue at constant currency and Revenue growth at constant currency for the period indicated:

(In thousands of US dollars except for percentages)	Three months ended December 31, 2023			Three months ended December 31, 2022
	Revenue as reported	Foreign currency exchange impact on revenue	Revenue at constant currency	Revenue as reported	Revenue growth	Revenue growth at constant currency
	$	$	$	$

Revenue	321,517	(4,930)	316,587	220,339	46%	44%

(In thousands of US dollars except for percentages)	Years ended December 31, 2023			Years ended December 31, 2022
	Revenue as reported	Foreign currency exchange impact on revenue	Revenue at constant currency	Revenue as reported	Revenue growth	Revenue growth at constant currency
	$	$	$	$

Revenue	1,189,893	(3,398)	1,186,495	843,323	41%	41%
Reconciliation of Organic revenue excluding digital assets and cryptocurrencies at constant currency and Organic revenue growth excluding digital assets and cryptocurrencies at constant currency to Revenue
The following table reconciles Revenue to Organic revenue excluding digital assets and cryptocurrencies at constant currency and Organic revenue growth excluding digital assets and cryptocurrencies at constant currency for the period indicated:

(In thousands of US dollars except for percentages)	Three months ended December 31, 2023					Three months ended December 31, 2022
	Revenue as reported	Revenue from acquisitions(1)	Revenue from digital assets and cryptocurrencies(2)	Foreign currency exchange impact on revenue	Organic revenue excluding digital assets and cryptocurrencies at constant currency	Revenue as reported	Revenue from digital assets and cryptocurrencies	Comparable organic revenue excluding digital assets and cryptocurrencies	Revenue growth	Organic revenue growth excluding digital assets and cryptocurrencies at constant currency
	$	$	$	$	$	$	$	$

Revenue	321,517	(81,298)	(17,249)	(4,525)	218,445	220,339	(19,198)	201,141	46%	9%

(In thousands of US dollars except for percentages)	Years ended December 31, 2023					Years ended December 31, 2022
	Revenue as reported	Revenue from acquisitions(1)	Revenue from digital assets and cryptocurrencies(2)	Foreign currency exchange impact on revenue	Organic revenue excluding digital assets and cryptocurrencies at constant currency	Revenue as reported	Revenue from digital assets and cryptocurrencies	Comparable organic revenue excluding digital assets and cryptocurrencies	Revenue growth	Organic revenue growth excluding digital assets and cryptocurrencies at constant currency
	$	$	$	$	$	$	$	$

Revenue	1,189,893	(264,513)	(71,875)	(3,730)	849,775	843,323	(118,879)	724,444	41%	17%
(1) Revenue from acquisitions reflects revenue from Paya, which was acquired on February 22, 2023, as well as another immaterial acquisition completed during the period, and revenue from divestitures was nil in both periods presented.
(2) Represent organic revenue from digital assets and cryptocurrencies.

Reconciliation of Organic revenue at constant currency and Organic revenue growth at constant currency to Revenue
The following table reconciles Revenue to Organic revenue at constant currency and Organic revenue growth at constant currency for the period indicated:

(In thousands of US dollars except for percentages)	Three months ended December 31, 2023					Three months ended December 31, 2022
	Revenue as reported	Revenue from acquisitions (a)	Revenue from divestitures	Foreign currency exchange impact on organic revenue	Organic revenue at constant currency	Revenue as reported	Revenue from divestitures	Comparable organic revenue	Revenue growth	Organic revenue growth at constant currency
	$	$	$		$	$	$	$

Revenue	321,517	(81,298)	—	(4,930)	235,289	220,339	—	220,339	46%	7%

(In thousands of US dollars except for percentages)	Years ended December 31, 2023					Years ended December 31, 2022
	Revenue as reported	Revenue from acquisitions (a)	Revenue from divestitures	Foreign currency exchange impact on organic revenue	Organic revenue at constant currency	Revenue as reported	Revenue from divestitures	Comparable organic revenue	Revenue growth	Organic revenue growth at constant currency
	$	$	$	$	$	$		$

Revenue	1,189,893	(264,513)	—	(3,398)	921,982	843,323	—	843,323	41%	9%
(a) Revenue from acquisitions primarily reflects revenue from Paya which was acquired on February 22, 2023.